                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                            AMSCO INTERNATIONAL, INC.
                                 (Name of Issuer)

                           Common Stock, $.01 Par Value
                          (Title of Class of Securities)

                                     03216110
                                  (CUSIP Number)

                                William C. Nygren
                       Two North LaSalle Street, Suite 500
                      Chicago, Illinois 60602 (312) 621-0619
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 25, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No. 03216110

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harris Associates L.P.   04-3276558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

6.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d)or 2(e)                                      [ ]



     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH --

          7.   SOLE VOTING POWER             None

          8.   SHARED VOTING POWER           2,402,650

          9.   SOLE DISPOSITIVE POWER        2,402,650

          10.  SHARED DISPOSITIVE POWER      None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,402,650

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.37%

14. TYPE OF REPORTING PERSON*

    IA


                                Page 2 of 6 pages

CUSIP No. 03216110

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Inc.   04-3276549

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

6.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d)or 2(e)                                      [ ]



     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH --

          7.   SOLE VOTING POWER             None

          8.   SHARED VOTING POWER           2,402,650

          9.   SOLE DISPOSITIVE POWER        2,402,650

          10.  SHARED DISPOSITIVE POWER      None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,402,650

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.37%

14. TYPE OF REPORTING PERSON*

    CO



                                Page 3 of 6 pages
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Item 1         Security and Issuer:

                    This Schedule 13D relates to the Shares of Common Stock (the "Shares") of Amsco International, Inc., (the "Issuer"), with executive offices located at 2 Chatham Center, Suite 100, 112 Washington Place, Pittsburgh, PA 15219.

Item 2         Identity and Background:

                    This Schedule 13D is being filed on behalf of Harris Associates L.P. ("Harris"), a Delaware Limited Partnership and its sole general partner Harris Associates, Inc.(the "General Partner"), a Delaware Corporation, both with principal offices at Two North LaSalle Street, Suite 500, Chicago, Illinois 60602-3790. Harris is an investment adviser registered under the Investment Advisers Act of 1940.

               (d) During the preceding five years neither Harris nor its General Partner have been convicted in any criminal proceeding.

               (e) During the preceding five years neither Harris nor its General Partner have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Harris is a Delaware limited partnership.
                    The General Partner is a Delaware corporation.

Item 3         Source and Amount of Funds or Other Consideration

               The funds used for purchases reported herein are from the accounts of advisory clients of Harris. Neither Harris nor the General Partner have any economic interest in the Shares or any of the funds or other property of the advisory clients.

Item 4         Purpose of Transaction:

               The purchases reported herein were made in the ordinary course of Harris' business and not with the purpose nor with the effect of changing or influencing the control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris may, in the future, purchase additional Shares or dispose of additional Shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases or sales.

               Neither Harris nor the General Partner have any present plans or proposals which relate to or would result in any

                               Page 4 of 6 pages
               matter described in paragraphs (a) or (c) through (j) of
               Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Harris and the General Partner may in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

               With respect to paragraph (b) of Item 4 of Schedule 13D, the Issuer has announced an agreement to merge with a newly formed, wholly-owned subsidiary of Steris Corporation through an exchange of stock wherein the Issuer's shareholders will receive .46 Steris common stock for one share of AMSCO common stock.

               Based on information currently available to Harris, in particular the market price of Steris common stock, Harris may exercise its proxy authority to vote all of the Shares with respect to which it has voting authority against such merger.

Item 5         Interest in Securities of the Issuer:

               (a) Harris and the General partner are the beneficial owners of 2,402,650 shares of common stock of the Issuer, which constitutes 7.37% of the class outstanding.

               (b)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: None
               (ii)  shared power to vote or to direct the vote:  2,402,650
               (iii) sole power to dispose or to direct the disposition of:
                         2,402,650
               (iv) shared power to dispose or to direct the disposition of: None

               In addition, other of Harris' advisory customers may own Shares which are not included in the aggregate number of Shares reported herein because neither Harris nor the General Partner is the beneficial owner of such Shares.

               (c) During the sixty (60) days preceding the date hereof, Harris entered into the following transactions on behalf of advisory clients in the Shares:

     Dates Purchased     Number of Shares Purchased         Price

     March 8, 1996       3,900                              $15.15

     Dates Sold          Number of Shares Sold              Price

     March 5, 1996       5,400                              $15.10
     March 7, 1996       25,400                             $15.07

     These transactions were open market transactions effected on the New York Stock Exchange.


                               Page 5 of 6 pages

               (d) Harris advisory clients, and not Harris or the General Partner, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares. None of these advisory clients holds such right or powers relating to more than five percent (5%) of the class.

               (e)  Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for advisory agreements with the clients that hold the economic interest in the Shares, neither Harris nor the General Partner has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company regarding the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profit or loss, giving or withholding of proxies.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   March 25, 1996


                                  Harris Associates, Inc., for itself and, as general partner for Harris Associates L.P.


                                  By:/s/Donald Terao
                                     Donald Terao
                                     Secretary and Treasurer



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